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CHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER OAK ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 HIGHLAND AVENUE
(No. and Street)

CHESHIRE (City) CT (State) 06410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALIK 203 272-3597 x1 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEDERICO & SETTE P. C.
(Name – *if individual, state last, first, middle name*)

P. O. BOX 185220 (Address) HAMDEN (City) CT (State) 06518 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert S. Malik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

Independent Audit Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and pursuant to SEC rule 17a-5(d).



February 24, 2010

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets:		
Cash and Cash Equivalents	$116,396	
Total Current Assets		$116,396
Fixed Assets:		
Office Equipment	32,331	
Furniture & Fixtures	22,503	
Total Fixed Assets	54,834	
Less: Accumulated Depreciation	(49,468)	
Fixed Assets - Net		5,366
Other Assets:		
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$123,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable		$ 4,931
Total Liabilities		4,931
Stockholder's Equity: - Exhibit B		
Common Stock - no par, 5,000 shares authorized, 2,100 shares issued and outstanding	7,000	
Retained Earnings - Exhibit B	111,540	
Total Stockholder's Equity		118,540
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$123,471

See Accompanying Notes to Financial Statements.

EXHIBIT - B

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2009

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2008	$ 7,000	$112,187	$ 119,187
Net Loss - Exhibit C		(647)	(647)
Balance at December 31, 2009	$ 7,000	$111,540	$ 118,540

See Accompanying Notes to Financial Statements

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2009

Services	$ 257,911
General & Administrative Expenses	257,876
Operating Income	35
Other Income & (Expense):	
Dividend Income	259
Depreciation Expense	(941)
NET LOSS	($ 647)

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Loss - Exhibit C	($ 647)
Adjustments to reconcile net income to net cash flows used by operating activities:	
Depreciation	941
Decrease in Accounts Payable	(1,244)
Net Cash Flows Used In Operating Activities	(950)
Net Decrease in Cash	(950)
Cash and Cash Equivalents - January 1, 2009	117,346
Cash and Cash Equivalents - December 31, 2009	$116,396

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes	$ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

4. Net Capital Requirements:

The Company is subject to the SEC net capital rule 15c 3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $109,137 which was $104,137 in excess of its required net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii*.

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. The Company elected to exercise its option to renew its lease through August 2013. The Company is currently paying rent at the base rent of $ 2,080 per month and will increase to $2,180 in September 2010. Rent expense for the year ended December 31, 2009 was $ 24,360.

The future minimum lease payments for the above noted lease for the years following December 31, 2009 are as follows:

For the year ending December 31,	Amount
2010	$ 25,360
2011	26,160
2012	26,160
2013	17,440
	$ 95,120

7. Pension Plan:

The Company maintains a Simplified Employee Pension for all eligible employees. The Company did not make any discretionary contributions for the year ended December 31, 2009.

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying financial statements of Charter Oak Asset Management, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional data included in the following schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hamden, Connecticut
February 24, 2010

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Broker Dealer Dues & Fees	$ 2,295
Research and Product Development	2,280
Auto Expense	3,000
Advertising	573
Donations	2,060
Dues & Fees	465
Equipment Rental & Maintenance	168
Insurance	24,151
Legal & Accounting	3,250
Office Expenses	9,725
Software	433
Rent	24,360
Salaries	162,531
Subscriptions	5,294
Taxes - Payroll	13,457
Taxes - Other	530
Telephone & Utilities	3,304
Total General & Administrative Expenses	$ 257,876

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Total Ownership Equity	$ 118,540
Total Non-Allowable Assets	(7,075)
Net Capital Before "Haircuts"	111,465
Less: "Haircuts"	
2% of Money Market Funds	(2,328)
Net Capital	$ 109,137

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2009

A.	Minimum Net Capital Required (Based on Aggregate Indebtedness 6.67% of AI)	$ 328
B.	Minimum Dollar Requirement	5,000
	Net Capital Requirement: Greater of A or B	5,000
	Excess Net Capital	104,137
	Excess Net Capital @ 1000% (Net Capital - 10% of AI)	108,643
	Total AI Indebtedness (AI Liabilities from Balance Sheet)	$ 4,931

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.